UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

That portion of Part I, Item 1. (Financial Statements) consisting of the “predecessor” financial statements of the businesses acquired by the registrant on May 28, 2009.

PART I — REGISTRANT INFORMATION

Westway Group, Inc.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

365 Canal Street, Suite 2900
(Address of Principal Executive Office (Street and Number))

New Orleans, LA 70130
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Please see Attachment A.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Thomas Masilla	504	636-4245
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Attachment B.

Westway Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2009	By:	/s/ Thomas Masilla
Thomas Masilla Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Attachment A (Why a portion of the Form 10-Q could not be filed within the prescribed time period)

The registrant Westway Group, Inc. (the “Company” or “we” or “us”) is a former “blank check” or “special purpose acquisition company” that completed the acquisition of a bulk liquid storage business and a liquid feed supplements business on May 28, 2009. We presented our own financial statements for the required periods in our Form 10-Q filed earlier today on August 10, 2009. We also presented in our Management’s Discussion and Analysis in our Form 10-Q pro forma condensed financial statements for the same periods as our financial statements, showing the results of operations as if the acquired businesses had been combined with us throughout such periods. We have not, however, had time to complete our review of the separate predecessor financial statements of the acquired business. Such statements, and any financial statement notes particularly relating thereto, could not be prepared and filed within the prescribed period without unreasonable effort or expense.

Attachment B (An explanation of the anticipated change in results of operations to be reflected by the earnings statements)

        We presented our own financial statements for the required periods in our Form 10-Q filed earlier today on August 10, 2009. We also presented in our Management’s Discussion and Analysis in our Form 10-Q pro forma condensed financial statements for the same periods as our financial statements, showing the results of operations as if the acquired businesses had been combined with us throughout such periods. The discussion regarding such statements in our Management’s Discussion and Analysis in our Form 10-Q provide, both quantitatively and narratively, a detailed explanation of the changes in results of operations. See the section entitled “Results of Operations—Pro Forma with Acquired Business” in Part I, Item 2 of our Form 10-Q filed with the SEC on August 10, 2009, which is incorporated herein by reference.